UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: May 26, 2017	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

On May 26, 2017, ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held a meeting of its Board of Directors (the “Board”), at which time the following matters were resolved and a public announcement was issued in Taiwan regarding such resolutions:

(1)	Determination of the ex-dividend record date as June 19, 2017; and

(2)	Appointment of the head of Business Management Center.

On matter (1), the Annual General Meeting resolved that NT$0.30 per share will be distributed from earnings of prior year and NT$0.70 per share will be distributed from capital surplus to the shareholders in cash. The Board resolved that the ex-dividend record date will be June 19, 2017. Accordingly, pursuant to Article 165 of Taiwan’s Company Act, the book closure period will be from June 15 to June 19, 2017. The last transfer date before the book closure period will be June 14, 2017. Any person holding ChipMOS’ common shares who has not transferred the title of shares should complete the required procedures with the Company’s stock agency: KGI Securities Co., Ltd. (5F, No. 2, Sec. 1, Chongqing S. Rd., Taipei, Taiwan; Tel: +886-2-23892999) by 5:00 p.m., June 14, 2017, Wednesday, in person or by mail, as per date of postmark. As those stocks deposit in the depository accounts in Taiwan Depository and Clearing Corporation (“TDCC”), the Company will carry out the process of book closure with data provided by TDCC without further notice.

On matter (2), the Board resolved to appoint Leo Lin, the vice president, as the head of Business Management Center of the Company.